January 11, 2008
VIA EDGAR
U.S. Securities and Exchange Commission
Mail Stop 3561
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:  Linda Cverkel, Branch Chief

Re:	SEC Comment Letter, dated November 9, 2007
Easton-Bell Sports, Inc.
Form 10-K for the Year Ended December 30, 2006
Filed April 9, 2007
File No. 333-123927
Ladies and Gentlemen:
On behalf of Easton-Bell Sports, Inc. (the “Company”), this letter is being submitted to the Staff of the Securities and Exchange Commission (the “Commission”) in response to the comments in the Staff’s letter dated November 9, 2007 (the “November 9 Letter”) regarding the Company’s 10-K for the year ended December 30, 2006 filed on April 9, 2007 (the “2006 10-K”).
For reference purposes, the comments as reflected in the November 9 Letter are reproduced in bold in this letter, and the corresponding responses of the Company are shown below each comment.
Accordingly, we supplementally advise you as follows:

U.S. Securities and Exchange Commission
January 11, 2008

Form 10-K for the year ended December 30, 2006
Note 2. Acquisitions
1.	We note from your response to our prior comment 1 that Easton’s customer base continues to be very stable and many of the customer relationships have continued since the 1970’s and 1980’s. However, we are still not clear as to why you believe that the existing customer relationships acquired in the Easton transaction will continue to provide benefits for the next 20 years. Please tell us how you determined that the relationships will continue for another 20 years, as opposed to a lesser amount. Your response should provide in further detail, the process or calculation used to arrive at a 20 year useful life. We may have further comment upon receipt of your response.
Company Response:
In conjunction with the Easton acquisition, a third-party valuation was conducted to determine the purchase price allocation and an in-depth analysis of the historical annual customer turnover was performed to establish the useful life for customer relationships (see Company letter dated August 23, 2007 in response to the Staff’s letter dated August 9, 2007). As a result of the customer historical turnover analysis and related lost customer analysis, the Company determined that a 20 year useful life for continuing customer relationships was appropriate (see Attachment 1). Further, as noted in the Company letter dated October 18, 2007 (in response to the Staff’s letter dated August 30, 2007), the Company reconfirmed the 20 year useful life by computing the weighted average life for customer relationships based on the year-ended December 30, 2006 domestic customer base (see Attachment 2).
The Company also gave consideration to the use of the straight-line vs. an accelerated method of amortization. However, based on the stable and long-term customer relationships, it was felt that the straight-line method was appropriate and representative of the current customer base. Further, the $9,900,000 value assigned to customer relationships is relatively insignificant as compared to the Company’s total assets, and other intangibles, and while we believe the straight-line method is most representative, a change in the amortization method would most likely not have a material impact on the Company’s annual, or quarterly financial position.
The Company feels that the 20 year useful life and the straight-line amortization method are appropriate in relation to the customer relationships acquired as part of the Easton acquisition. Further, any changes in the useful life or amortization method would have no

2

U.S. Securities and Exchange Commission
January 11, 2008

impact on cash and would likely not have a significant effect on the Company’s annual, or quarterly financial position from the perspective of its senior subordinated note holders, whom it believes to be the primary users of its financial statements. Further, there would be no impact on the Company’s quarterly debt compliance reporting.
********
Please be advised that, in connection with the Staff’s comments in the November 9 Letter and the Company’s responses thereto, the Company hereby acknowledges the Staff’s position that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing; (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (818) 902-5803.
Very truly yours,
/s/ Mark Tripp
Mark Tripp

cc:	Claire Erlanger
Josh Leuchtenburg
Craig Marcus

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Attachment 1 (page 1 of 2)
Easton Sports — Top Customers
Years as Easton Customer

		Year added	Years
Customer	Sales	as Easton	as a
Number	Rank	Customer	customer
58181	1	1987	20
64551	2	1980	27
64189	3	1980	27
30845	4	1975	32
62238	5	1975	32
29668	6	1990	17
30372	7	1990	17
27921	8	1987	20
61455	9	1975	32
30769	10	1975	32
30137	11	1975	32
24938	12	1985	22
37319	13	1984	23
63929	14	1979	28
29628	15	1989	18
66140	16	1981	26
51665	17	1975	32
51775	18	1975	32
35358	19	1999	8
51995	20	1975	32
51119	21	1983	24
2660	22	1984	23
32567	23	1975	32
34037	24	1998	9
26836	25	1986	21
28077	26	1987	20
33778	27	1997	10
32545	28	1995	12
13427	29	1975	32
28869	30	1988	19

		Average	24	years

ATTACHMENT 1 (page 2 of 2)
Easton Sports — YE 2005 Lost Customers
Years as Easton Customer

	Year added	Years
	as Easton	as a
Account #	Customer	customer
36552	2004	1.0
35607	2003	2.0
36188	2002	3.0
36368	2002	3.0
36784	2004	1.0
36329	2002	3.0
32332	1994	11.0
36395	2002	3.0
33447	1997	8.0
35707	2000	5.0
36510	2003	2.0
30047	1990	15.0
36163	2002	3.0
35434	1999	6.0
34012	1998	7.0
32737	1995	10.0
35194	1999	6.0
37099	2004	1.0
36150	2002	3.0
37104	2004	1.0
36898	2004	1.0
36242	2002	3.0
35337	1999	6.0
36398	2002	3.0
36937	2004	1.0
36575	2003	2.0
30572	1991	14.0
32275	1994	11.0
36684	2003	2.0
28339	1987	18.0
36184	2002	3.0
30249	1990	15.0
29552	1989	16.0
36023	2001	4.0
36744	2003	2.0
36379	2002	3.0
32425	1994	11.0
36711	2003	2.0
35899	2001	4.0
29346	1989	16.0
36634	2003	2.0
37133	2005	0.0
37160	2005	0.0
31664	1993	12.0
36854	2004	1.0
36019	2001	4.0
36355	2002	3.0
35082	1998	7.0
35008	1998	7.0
36967	2004	1.0
32636	1995	10.0
61721	1975	30.0
34020	1998	7.0
37070	2004	1.0
35781	2000	5.0
33131	1996	9.0
36834	2004	1.0
36066	2001	4.0
36288	2002	3.0
32117	1994	11.0
36877	2004	1.0
35329	1999	6.0
36109	2001	4.0
36544	2003	2.0
35097	1998	7.0
36350	2002	3.0
37044	2004	1.0
36852	2004	1.0
33112	1996	9.0
35373	1999	6.0
37083	2004	1.0
31932	1993	12.0
36412	2003	2.0
36260	2002	3.0
36324	2002	3.0
33750	1997	8.0
10662	1975	30.0
36599	2003	2.0
36518	2003	2.0
37025	2004	1.0
35739	2000	5.0
36859	2004	1.0
36123	2001	4.0
33644	1997	8.0
37138	2005	1.0
36359	2002	4.0
36801	2004	2.0
36587	2003	3.0
36350	2002	4.0
36340	2002	4.0
33407	1996	10.0
36385	2003	3.0
36827	2002	4.0
35776	2000	6.0

	Average age of lost customers	5.5	years

Attachment 2

Easton Sports, Inc.
Calculation of Weighted Average Customer Life for Year Ended December 2006

	Average
	Customer	% of Total	Weighted
Customer Category	Life	Sales	Average Life

Customers with revenue as a % of sales greater than 1%	27.7	40.8%	10.6
Customers with revenue as a % of sales less than or equal to 1% and greater than 0.5%	18.0	8.6%	1.6
Customers with % of sales less than or equal to 0.5%	12.4	50.6%	7.1

Total		100.0%	19.3

The Company estimates the average life of its customer relationships by calculating a weighted average life. This is calculated by taking the number of years that each current customer has been with the Company and multiplying that by the % of annual revenues for that customer. The weighted average life for each customer is then totaled to determine the total weighted average life for the customer relationships.